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                           August 5, 2021

       Keith Marshall
       General Counsel
       Otis Collection LLC
       335 Madison Ave, 16th Floor
       New York, NY 10017

                                                        Re: Otis Collection LLC
                                                            Post-Qualification
Amendment No. 1 to Form 1-A
                                                            Filed July 30, 2021
                                                            File No. 024-11521

       Dear Mr. Marshall:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Jacqueline Kaufman at 202-551-3797 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services